UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

21VIANET GROUP, INC.

(Name of Issuer)

Class A Ordinary Shares, Par Value $0.00001

(Title of Class of Securities)

90138A103

(CUSIP Number)

Francis Ng

King Venture Holdings Limited

Kingsoft Tower No. 33

Xiaoying West Road

Haidian District, Beijing 100085

The People’s Republic of China

Telephone: +(86) 10 82325515

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 22, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	90138A103

1.	Name of Reporting Person: King Venture Holdings Limited
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 57,337,393(1)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 57,337,393
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,337,393(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 12.6% of the Class A Ordinary Shares(1), (2)
14.	Type of Reporting Person CO

(1) Representing 39,087,125 Class A Ordinary Shares and 18,250,268 Class B Ordinary Shares, assuming the conversion of all Class B Ordinary Shares beneficially owned by the Reporting Person into Class A Ordinary Shares.

(2) Represents approximately 20.29% of the voting power of the ordinary shares of the Issuer. Represents approximately 11.03% of the total ordinary shares of the Issuer assuming the conversion of all outstanding Class B Ordinary Shares into Class A Ordinary Shares. Based on 456,110,142 Class A Ordinary Shares and 63,596,248 Class B Ordinary Shares outstanding as of June 30, 2015, as provided by the Issuer to the Reporting Persons.

CUSIP No.	90138A103

1.	Name of Reporting Person: Kingsoft Corporation Limited
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 57,337,393(1)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 57,337,393
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,337,393(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 12.6% of the Class A Ordinary Shares(1), (2)
14.	Type of Reporting Person CO

(1) Representing 39,087,125 Class A Ordinary Shares and 18,250,268 Class B Ordinary Shares, assuming the conversion of all Class B Ordinary Shares beneficially owned by the Reporting Person into Class A Ordinary Shares.

(2)  Represents approximately 20.29% of the voting power of the ordinary shares of the Issuer. Represents approximately 11.03% of the total ordinary shares of the Issuer assuming the conversion of all outstanding Class B Ordinary Shares into Class A Ordinary Shares. Based on 456,110,142 Class A Ordinary Shares and 63,596,248 Class B Ordinary Shares outstanding as of June 30, 2015, as provided by the Issuer to the Reporting Persons.

Introductory Note

This amendment No. 2 (“Amendment No. 2”) to Schedule 13D is jointly filed on behalf of King Venture Holdings Limited, a company incorporated under the laws of the Cayman Islands (“King Venture”), and Kingsoft Corporation Limited, a company incorporated under the laws of the Cayman Islands (“Kingsoft”, together with King Venture, each a “Reporting Person” and collectively, the “Reporting Persons”), with respect to 21Vianet Group, Inc. (the “Issuer”).

This Amendment No. 2 represents the second amendment to the initial statement on Schedule 13D jointly filed on behalf of the Reporting Persons with the United States Securities and Exchange Commission (the “SEC”) on January 15, 2015 (the “Original Schedule 13D”), as amended and supplemented by amendment No.1 jointly filed on behalf of the Reporting Persons with the SEC on June 19, 2015 (“Amendment No.1” and the Original Schedule 13D are collectively, the “Schedule 13D”). Except as provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The Reporting Persons together with the other Consortium Members (as defined in Item 4 below) anticipate that, at the purchase price of US$23 per American depositary share (“ADS”) of the Issuer proposed in connection with a preliminary non-binding proposal dated June 10, 2015 (the “Proposal”) to the Issuer’s board of directors on behalf of the Consortium Members (which price has not yet been approved by the Issuer’s board of directors), approximately US$1.573 billion will be expended in acquiring all of the outstanding equity securities of the Issuer other than equity securities owned by the Consortium Members (“Publicly Held Shares”). This amount excludes (a) the estimated funds required to pay for the outstanding options to purchase ordinary shares of the Issuer, including the ordinary shares represented by ADSs (the “Ordinary Shares”); and (b) the estimated transaction costs associated with the purchase of the Publicly Held Shares. It is anticipated that the funding for the purchase of the Publicly Held Shares will be provided by a combination of equity capital contributed by the members of the Consortium, and third-party debt.

In addition, the Consortium Members have agreed that upon the consummation of the Proposed Transaction (as defined in Item 4 below), the surviving company following the consummation of the Proposed Transaction shall reimburse the Consortium Members for, or pay on behalf of the Consortium Members, as the case may be, all of their out-of-pocket costs and expenses incurred in connection with the Proposed Transaction (“Consortium Transaction Expenses”), including (i) the reasonable out-of-pocket costs and expenses incurred in connection with any due diligence investigation conducted by the Consortium Members with respect to the Issuer, (ii) fees, expenses and disbursements payable to any advisor retained by the Consortium Members as contemplated by the Consortium Agreement, and (iii) reasonable out-of-pocket costs and expenses incurred in connection with obtaining all applicable governmental, statutory, regulatory or other approvals or licenses required for the consummation of the Proposed Transaction, and shall reimburse the Consortium Members for, or pay on behalf of the Consortium Members, as the case may be, reasonable fees, expenses and disbursements payable to any separate advisors retained by the Consortium Members pursuant to the Consortium Agreement. If the Proposed Transaction is not consummated (other than due to a breach or withdrawal by a Consortium Member), the Consortium Members agree to share the Consortium Transaction Expenses among the Consortium Members in proportion to their then respective committed equity interest in Holdco.

The information set forth in or incorporated by reference in Item 4 of the Schedule 13D is incorporated herein by reference in its entirety.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On July 22, 2015, Kingsoft, Sheng Chen (the “Founder”) and Tsinghua Unigroup International Co., Ltd. (“Unigroup”, together with Kingsoft and the Founder, each a “Consortium Member” and collectively the “Consortium Members”), entered into a consortium agreement (the “Consortium Agreement”). During the period beginning on the date of the Consortium Agreement and ending on the date which is twelve (12) months after the date of the Consortium Agreement (unless otherwise extended or earlier terminated in accordance with the Consortium Agreement) (the “Exclusivity Period”), Consortium Members have agreed to work exclusively with each other for the purpose of acquiring the Issuer, in a going private transaction in which, among other things, the Consortium, through a newly-formed direct or indirect wholly-owned subsidiary (“Holdco”) and a newly-formed direct or indirect wholly-owned subsidiary of Holdco (“Merger Sub”), will acquire all of the Publicly Held Shares (the “Proposed Transaction”).

Under the Consortium Agreement, the Consortium Members have agreed to capitalize Holdco with equity financing, to negotiate debt financing and the Consortium Members, to the extent owning any Ordinary Shares are expected to contribute the Ordinary Shares beneficially owned by them to Holdco. Prior to the execution of a merger agreement between Holdco, Merger Sub and the Issuer, the Consortium Members have also agreed to use reasonable best efforts to agree in good faith the terms of the memorandum and articles of association of Holdco, Merger Sub and other intermediate holding companies (if any) and negotiate in good faith and reach agreement on a terms sheet for the shareholders agreement of Holdco.

Under the Consortium Agreement, during the Exclusivity Period, the Consortium Members have agreed to cooperate with each other to implement the Proposed Transaction, including to (i) evaluate the Issuer and its business, (ii) conduct negotiations with the Issuer; (iii) prepare, negotiate and finalize the definitive transaction documentation in the form to be agreed by the Consortium Members; and (iv) vote, or cause to be voted, at every shareholder or stakeholder meeting (whether by written consent or otherwise) all of its Ordinary Shares (1) against any competing proposal for the acquisition of control of the Issuer and (2) in favor of the Proposed Transaction; not to (a) make a competing proposal for the acquisition of control of the Issuer; (b) to provide any information to any third party with a view to the third party or any other person pursuing or considering to pursue a competing proposal for the acquisition of control of the Issuer; (c) finance or offer to finance any competing proposal for the acquisition of control of the Issuer, including by contribution of Ordinary Shares or other securities in the Issuer or provision of a voting agreement; (d) enter into any agreement, arrangement or understanding which is inconsistent with the provisions of the Consortium Agreement or the Proposed Transaction; (e) transfer or dispose of an interest in any Ordinary Shares or other securities in the Issuer (“Transfer”), except as expressly contemplated under any definitive transaction documentation; (f) enter into any contract, arrangement or understanding with respect to a Transfer or limitation on voting rights of any Ordinary Shares or other securities in the Issuer, or any right, title or interest thereto or therein; (g) deposit any Ordinary Shares or other securities in the Issuer into a voting trust or grant any proxies or enter into a voting agreement, power of attorney or voting trust with respect to any Ordinary Shares or other securities in the Issuer; or (h) seek, solicit, initiate, encourage, facilitate, induce or enter into any negotiation, discussion, agreement or understanding (whether or not in writing and whether or not legally binding) with any other person regarding the matters described in (a) to (g) above.

Reference to the Consortium Agreement  in this Amendment No. 2 are qualified in their entirety by reference to the Consortium Agreement.

Except as indicated in the Schedule 13D and this Amendment No. 2, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Company, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The descriptions of the principal terms of the Consortium Agreement under Item 4 are incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Persons, except as provided herein and in the Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof: Exhibit 7.07 Consortium Agreement dated July 22, 2015

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2015

KING VENTURE HOLDINGS LIMITED

By:	/s/ Yuk Keung NG
Name: Yuk Keung NG
Title: Director

KINGSOFT CORPORATION LIMITED

By:	/s/ Yuk Keung NG
Name: Yuk Keung NG
Title: Director